SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number   000-13727

PAN AMERICAN SILVER CORP

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

March 23, 2004

PAN AMERICAN REPORTS HIGH-GRADE SECTIONS
FROM INFILL DRILLING AT MANANTIAL ESPEJO

(all amounts in $US unless otherwise stated)

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to report further results from an expanded program of infill, metallurgical and exploration drilling underway at the Manantial Espejo property located in southern Argentina.  Results confirm continuity of gold and silver mineralization in the primary vein systems – Maria and Karina/Union – and include high-grade intersections. Reported in the attached table are high-grade intersections that exceed 200 grams/tonne silver-equivalent.  Pan American and Silver Standard Resources Inc. (NASDAQ: SSRI) are 50/50 joint venture owners of the property, which is presently the focus of a feasibility study with Pan American Silver as operator.

At Karina/Union, infill drilling has continued to intersect multiple veins associated with northwest-trending fault structures.  Locally very high grade intersections have been encountered over a strike length of up to 250 meters and the zone is open to the northwest and at depth.  Highlights include holes T-346 and T-373, with hole T-346 intersecting 49.93 metres grading 6.98 grams/tonne gold and 805 grams/tonne silver, including 25.14 metres grading 12.95 grams/tonne gold and 1,425 grams/tonne silver (with additional geological interpretation underway to confirm the orientation of the structures), and hole T-373 intersecting 7.55 metres grading 9.27 grams/tonne gold and 1,363 grams/tonne silver and 6.5 metres grading 22.17 grams/tonne gold and 1,024 grams/tonne silver.  These results underscore the high-grade nature of this vein system and its importance as a source of mineralization for a robust mining operation.

The Maria is the largest and best defined vein on the property at this time.  Holes T-355 through T-359 were drilled to provide additional information on the Maria vein.  Highlights include holes T-355 and T-356 located on Line 600W with hole T-355 intersecting 5.05 metres grading 2.59 grams/tonne gold and 1,015 grams/tonne silver and hole T-356 intersecting 6.96 metres grading 22.12 grams/tonne gold and 1,386 grams/tonne silver.  In addition, hole T-357, located 350 meters from these holes at Line 250W, also intersected high-grade gold values over a significant interval: 20.25 metres grading 12.43 grams/tonne gold and 204 grams/tonne silver.

The feasibility study for the Manantial Espejo property is well underway and is expected to be completed by early 2005.  Environmental work has commenced and geotechnical work, metallurgical studies and further infill and exploration drilling are proceeding.

Pan American is currently conducting exploration drilling at its Huaron mine in Peru and the San Vicente project in Bolivia and will be providing more complete updates on the progress at those properties as well as Manantial Espejo over the next few weeks.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS
March 2004

Hole No.	Location (UTM)	Dip/ Azimuth	From (metres)	To (metres)	Interval (metres)	Gold (g/tonne)	Silver (g/tonne)	Interval (feet)	Gold (oz./ton)	Silver (oz./ton)
Veta Melissa
T-344	4594405N/ 2461807E	-45/ 180	59.60	60.95	1.35	10.40	543.0	4.4	0.30	15.8
T-345	4594175N/ 2463400E	-60/ 180	77.55	79.75	2.20	5.25	476.3	7.2	0.15	13.9
			100.90	104.55	3.65	0.13	278.4	11.9	trace	8.1
Karina/Union
T-346	4594396N/ 2464631E	-47˚/ 226	7.06	56.99	49.93	6.98	805.3	163.8	0.20	23.5
		incl.	28.8	53.94	25.14	12.95	1,425.6	82.5	0.38	41.6
			77.35	81.07	3.72	6.64	1,339.7	12.2	0.19	39.1
T-349	4594332N/ 2464504E	-60˚/ 0	68.55	71.02	2.47	1.60	175.3	8.1	0.05	5.1
			132.35	143.75	11.40	3.48	167.9	37.4	0.10	4.9
T-369	4594341N/ 2464421E	-52˚/ 11	108.95	112.10	3.15	10.32	791.9	10.3	0.30	23.1
T-370	4594380N/ 2464710E	-56˚/ 227	160.15	166.55	6.40	1.54	212.2	21.0	0.04	6.2
T-371	4594352N/ 2464570E	-45˚/ 227	18.50	23.25	4.75	1.93	312.3	15.6	0.06	9.1
T-372	4594306N/ 2464603E	-45˚/ 227	25.55	34.50	8.95	0.97	186.3	29.4	0.03	5.4
T-373	4594357N/ 2464649E	-63˚/ 227	26.20	33.75	7.55	9.27	1,363.7	24.8	0.27	39.8
			121.75	128.25	6.50	22.17	1,024.6	21.3	0.65	29.9
T-374	4594261N/ 2464655E	-45˚/ 227	9.20	18.05	8.85	6.89	603.7	29.0	0.20	17.6
T-375	4594248N/ 2464673E	-45˚/ 227	13.80	20.00	6.20	2.60	308.1	20.3	0.08	9.0
T-376	4594322N/ 2464684E	-54˚/ 227	103.50	109.08	5.58	4.96	616.7	18.3	0.14	18.0
T-377	4594320N/ 2464716E	-51˚/ 227	117.97	123.90	5.93	6.19	356.6	19.5	0.18	10.4
T-378	4594257N/ 2464624E	-52˚/ 227	41.15	49.75	8.60	1.15	194.0	28.2	0.03	5.7
Maria Vein
T-355	4594393N/ 2461892E	-80˚/ 31	103.95	107.00	3.05	0.31	179.3	10.0	0.01	5.2
			143.40	148.45	5.05	2.59	1,015.7	16.6	0.08	29.6
T-356	4594457N/ 2461930E	-80˚/ 31	82.65	89.61	6.96	22.12	1,386.2	22.8	0.65	40.4
T-357	4594240N/ 2462209E	-90˚/ 0	122.40	142.65	20.25	12.43	204.2	66.4	0.36	6.0
T-358	4595130N/ 2462375E	-80˚/ 32	16.45	20.85	4.40	3.58	364.8	14.4	0.10	10.6
T-359	4594258N/ 2462335E	-85˚/ 31	38.75	44.20	5.45	9.12	158.9	17.9	0.27	4.6
			52.00	56.08	4.08	3.16	403.7	13.4	0.09	11.8

*  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) supervising the Manantial Espejo exploration program.  All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP

By:/s/ Ross Beaty

Ross Beaty, Chairman and CEO

Date: March 23, 2004